Exhibit 99.18

April 20, 2011

GS Capital Partners VI Parallel, L.P.
 c/o GS Capital Partners
200 West Street
New York, NY 10282-2198

Dear Sirs:

This letter agreement (the “Letter Agreement”) will confirm our agreement that, in connection with an investment by one of your affiliated funds in Enstar Group Limited (the “Company”), GS Capital Partners VI Parallel, L.P. (“Investor”) will be entitled to the following contractual management rights relating to the Company (collectively, the “VCOC Rights”):

1.
If at any time after the Initial Closing (as defined in the Investment Agreement dated April 20, 2011) by and among the Company and the other parties named therein (the “Investment Agreement”) the Board of Directors of the Company (the “Company Board”) does not include at least one member nominated by Investor (for any reason),  Investor shall be entitled to consult with and advise management of the Company on significant business issues of the Company and its direct and indirect subsidiaries, including management’s proposed annual operating plans, and management of the Company will meet regularly during each year with representatives of Investor (the “Representatives”) at the Company’s facilities at mutually agreeable times for such consultation and advice, including to review progress in achieving said plans.

2.
Investor may inspect the books and records and facilities and properties of the Company and its direct and indirect subsidiaries at reasonable times and intervals concerning the general status of the Company’s financial conditions and operations, provided that access to privileged information need not be provided.

3.
If at any time after the Initial Closing the Company Board does not include at least one member nominated by Investor or a non-voting observer appointed by Investor pursuant to another agreement or understanding with the Company (for any reason), Investor shall have the right to appoint one non-voting “observer" (the "Observer") to the Company Board, who shall (i) be provided by the Company with all notices of meetings, consents, minutes and other written materials that are provided to the Company Board or any committee thereof at the same time as such materials are provided to the Company Board or such committee, as applicable, (ii) be entitled to attend all meetings of the Company Board and any committee thereof and (iii) be entitled to participate in discussions at all such meetings; provided, that the Observer may be excluded from access to any material or meeting or portion thereof if the Company Board determines in good faith, upon advice of counsel, that such exclusion is reasonably necessary to preserve the attorney-client privilege.  Reasonable costs and expenses incurred by the Observer for the purposes of attending Company Board (or committee) meetings and conducting other Company business will be paid by the Company.

Investor agrees, and shall cause each of its Representatives to agree, that any confidential information provided to or learned by it in connection with the exercise of Investor’s VCOC Rights under this Letter Agreement shall be subject to the confidentiality provisions set forth in the Investment Agreement.

This Letter Agreement shall remain in effect until (a) such time as Investor no longer owns, directly or indirectly, at least 10% of the equity securities of the Company purchased under the Investment Agreement (assuming full exercise of the warrants issued thereunder), or (b) the consummation of an amalgamation, merger or consolidation of the Company that is effected (i) for independent business reasons unrelated to extinguishing the VCOC Rights and (ii) for purposes other than (A) the continuance or reincorporation of the Company in a different jurisdiction or (B) the formation of a holding company that will be owned exclusively by the Company’s shareholders and will hold all of the outstanding shares of the Company’s successor.  The confidentiality obligations referenced herein will survive any such termination.

The rights set forth in this Letter Agreement are intended to satisfy the requirement of contractual management rights for purposes of qualifying Investor’s interests in the Company as venture capital investments for purposes of the Department of Labor’s “plan assets” regulations, and in the event that, after the date hereof, as a result of any change in applicable law or regulation or a judicial or administrative interpretation of applicable law or regulation, it is determined that such rights are not satisfactory for such purpose, Investor and the Company shall reasonably cooperate in good faith to agree upon mutually satisfactory management rights which satisfy such regulations.

Very truly yours,

Enstar Group Limited

By:	/s/ Paul O’Shea
	Name:	PAUL O’SHEA
	Title:	DIRECTOR, EXECUTIVE VICE PRESIDENT & JOINT CHIEF OPERATING OFFICER

AGREED AND ACCEPTED THIS
20th day of April, 2011

GS CAPITAL PARTNERS VI PARALLEL, L.P.

By:	GS ADVISORS VI, L.L.C. its general partner

By:	/s/ Sumit Rajpal
	Name:	Sumit Rajpal
Title:

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